[Letterhead of Advanced Life Sciences Holdings, Inc.]

March 10, 2009

BY FEDERAL EXPRESS AND EDGAR

Mr. Perry Hinden

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                               Advanced Life Sciences Holdings, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on February 25, 2009
File No. 000-51436

Dear Mr. Hinden:

On behalf of Advanced Life Sciences Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment contained in the Staff’s letter to the Company dated March 6, 2009 relating to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 25, 2009 (the “Definitive Proxy Statement”).  For convenience of reference, the full text of the comment in the Staff’s letter has been reproduced herein.

1.                                       We refer you to soliciting materials filed on February 23, 2009 by George P. Nottingham and Groundworks of Palm Beach County, Inc.  A letter contained in such materials indicates that Mr. Nottingham planned to disseminate to Company stockholders a proxy statement soliciting proxies from such stockholders to vote against a Company proposal to amend its articles of incorporation to increase the number of authorized shares from 65 million to 185 million.  Mr. Nottingham’s letter indicated that he would take such action unless the Company’s proposal was removed or amended.  We note that subsequent to such filing, the Company filed a definitive proxy statement modifying such proposal.  Please advise us, with a view toward disclosure, whether the Company modified such proposal as part of a settlement entered into with Mr. Nottingham.  If a settlement was reached please provide us with supplemental information, with a view to disclosure, of the terms of such settlement including the cost or anticipated cost thereof to the Company.

Company Response

The Company did not modify the proposal to amend its articles of incorporation (the “Proposal”) as part of a settlement entered into with Mr. Nottingham.  In fact, the Company’s only communication with Mr. Nottingham in relation to the Proposal or the Company’s 2009 Annual Meeting has been (1) the letter from Mr. Nottingham to the Company’s Board of Directors dated February 20, 2009 and (2) the letter from the Company to Mr. Nottingham dated February 24, 2009.  Each of these letters was filed with the Securities and Exchange Commission as additional soliciting material under Regulation 14A.

Mr. Nottingham stated in his letter that he intended to contest the Proposal if the Company presented the Proposal to shareholders in the same form as it was filed in the preliminary proxy statement.  The Company believes that Mr. Nottingham’s stated concerns are now moot because of revisions that the Company made to the Proposal prior to disseminating its proxy materials to shareholders.  Accordingly, the Company does not believe that additional disclosure about Mr. Nottingham’s letter was appropriate or material information for shareholders in the definitive proxy statement.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items contained in this letter, please call me at (630) 739-6733.

Sincerely,

/s/ Michael T. Flavin
Michael T. Flavin, Ph.D.
Chief Executive Officer

cc:                                 R. Cabell Morris, Jr.

Todd M. Bloomquist